Exhibit 5.3

Warner Norcross + Judd LLP

Attorneys at Law

1500 Warner Building

150 Ottawa Avenue, NW

Grand Rapids, Michigan 49503

May 20, 2020

Cedar Fair, L.P.

Magnum Management Corporation

Millennium Operations LLC

Canada’s Wonderland Company

One Cedar Point Drive

Sandusky, Ohio 44870-5259

Re:	Registration Statement of Cedar Fair, L.P.

Ladies and Gentlemen:

Michigan’s Adventure, Inc., a Michigan corporation (the “Michigan Guarantor”), has requested that we furnish this opinion in connection with a Registration Statement on Form S-4, as amended (the “Registration Statement”), filed by Cedar Fair, L.P., a Delaware limited partnership (“Cedar Fair”), in connection with an offer by Cedar Fair, Magnum Management Corporation, an Ohio corporation (“Magnum Management”), Millennium Operations LLC, a Delaware limited liability company (“Millennium Operations”), and Canada’s Wonderland Company, a Nova Scotia, Canada unlimited liability company (“Cedar Canada” and, together with Cedar Fair, Magnum Management, and Millennium Operations, the “Issuers”) to exchange up to $500,000,000 aggregate principal amount of their 5.250% Senior Notes due 2029 (the “Outstanding Notes”) and the related guarantees for an equal amount of their 5.250% Senior Notes due 2029 (the “Exchange Notes”) and related guarantees, which have been registered under the Securities Act of 1933, as amended. Cedar Fair’s offer is referred to in this letter as the “Exchange Offer.” The guarantee of the Michigan Guarantor, as set forth in the Indenture, is referred to as the “Guarantee.”

The Outstanding Notes were issued pursuant to a Purchase Agreement among the Issuers, the Guarantors (as defined in the Purchase Agreement), and the Initial Purchasers (as defined in the Purchase Agreement) dated June 18, 2019 (the “Purchase Agreement”). The Outstanding Notes are guaranteed, and the Exchange Notes, when issued in accordance with the Indenture (as defined below), will be guaranteed, by certain affiliates of the Issuers, including the Michigan Guarantor. Each capitalized term that this opinion letter uses but does not define has the meaning given in the Purchase Agreement.

In connection with the Exchange Offer, we have examined such documents as we deemed necessary to give this opinion, including but not limited to the following documents:

•	Purchase Agreement; and

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Indenture, dated as of June 27, 2019, among the Issuers, the Guarantors, and The Bank of New York Mellon, as Trustee (the “Indenture,” and together with the Purchase Agreement, the “Transaction Documents”).

We have also examined the following documents (“Authority Documents”):

•	Good standing certificate dated May 5, 2020, issued by the Michigan Department of Licensing and Regulatory Affairs (“Department”) with respect to the Michigan Guarantor (“Good Standing Certificate”).

•	Articles of Incorporation of the Michigan Guarantor, including all amendments, as certified by the Department on May 5 or May 11, 2020.

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A Secretary’s Certificate dated as of the date of this letter, signed by the Corporate Vice President, Secretary and General Counsel of the Michigan Guarantor, certifying as to the Articles of Incorporation, bylaws, the continued effectiveness of certain resolutions, and certain other matters with respect to the Michigan Guarantor.

We have assumed (1) the genuineness of all signatures and of all documents submitted to us as originals, (2) that each copy submitted to us conforms to the original, (3) the legal capacity of each natural person and (4) that each party (other than the Michigan Guarantor) who is a party to a Transaction Document has the power to enter into and perform its obligations under it and that each of the Transaction Documents has been duly authorized, executed and delivered by, and is binding and enforceable against, each such party. We have also assumed that the representations of the parties in the Transaction Documents, and the statements in the Authority Documents as they relate to factual matters (and not legal conclusions), are true and correct as of the date of this opinion.

Based on the foregoing and subject to the assumptions, limitations and qualifications set forth in this letter, we express the following opinions:

1.    The Michigan Guarantor is validly existing as a corporation and is in good standing under the laws of the State of Michigan.

2.    The Michigan Guarantor has, and had at the date of the execution and delivery of the Indenture, the corporate power and corporate authority to execute and deliver the Indenture and to perform its obligations under it, including the issuance of the Guarantee pursuant to the Indenture.

3.    The execution and delivery by the Michigan Guarantor of, and the performance by the Michigan Guarantor of its obligations under, the Indenture have been duly authorized by all necessary corporate action on the part of the Michigan Guarantor. The Guarantee has been duly authorized by the Michigan Guarantor.

4.    The Indenture has been duly executed and delivered by the Michigan Guarantor.

5.    The execution, delivery and performance by the Michigan Guarantor of the Indenture, including the issuance of the Guarantee, will not violate (a) the Articles of Incorporation of the Michigan Guarantor, (b) the bylaws of the Michigan Guarantor or (c) any Michigan statute, rule or regulation.

We do not express an opinion as to any laws, statutes, rules or regulations other than the laws, statutes, rules and regulations of the State of Michigan (excluding municipal or other local ordinances, codes and regulations).

The opinions expressed above are as of the date of this letter, and we do not assume an obligation to update or supplement those opinions to reflect a fact or circumstance that in the future comes to our attention or a change in law that in the future occurs or becomes effective. This letter is limited to the matters set forth in it, and no opinions are implied or may be inferred beyond those expressly stated above.

We consent to the use of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations issued under it. We further consent to the reliance by Simpson Thacher & Bartlett LLP in rendering its opinions to you with respect to the transactions contemplated in the Indenture and the Registration Statement.

Very truly yours,

WARNER NORCROSS + JUDD LLP

By	/s/ Bruce C. Young
Bruce C. Young, Partner

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